

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Bryan D. Smith
Chief Accounting Officer
CapitalSource Inc.
4445 Williard Avenue, 12th Floor
Chevy Chase, MD 20815

      Re: CapitalSource, Inc.
              Form 10-K for fiscal year ended December 31, 2009
              Filed on March 1, 2010
              Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010, and September 30, 2010
              File No. 001-31753

Dear Mr. Smith:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief